John Hancock Financial Services, Inc.

John Hancock Place Post Office Box 111 Boston, Massachusetts 02117 (617) 572-9197 Fax: (617) 572-9161 E-mail: jchoodlet@jhancock.com

James C. Hoodlet

Vice President and Chief Counsel

May 4, 2015

U.S. Securities and Exchange Commission

100 F St., N.E.

Washington, D.C. 20549

Re:	John Hancock Variable Life Insurance Separate Account U

File Nos. 811-3068 and 333-164172

Request for Withdrawal of 497

Accession No.: 0001193125-15-166445

Commissioners:

Pursuant to Rule 477(a) under the Securities Act of 1933 (“1933 Act”), the Depositor and the Registrant hereby request withdrawal of their 497 submission, filed on May 1, 2015. The Depositor and Registrant request the withdrawal due to an administrative error.

The Registrant and Depositor confirm that no securities have been sold in reliance on the above-referenced amendment.

Very truly yours,

/s/James C. Hoodlet

Vice President and Chief Counsel

VLI